Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Market Update

Sydney, Australia, 22 December 2016: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) has today provided a market update on key upcoming events and recent changes to our clinical advisory boards.

Nant strategic engagement

On 24 October 2016 Benitec announced the initiation of a strategic engagement with Nant on an oncology-focused research and development collaboration which is planned to return Benitec to the clinic with a Phase II gene-silencing asset.

Good progress has been made in defining our scientific collaboration agreement with Nant to develop gene silencing assets targeting epidermal growth factor receptor (EGFR) for the treatment of squamous cell carcinoma associated with the head and neck (SCCHN) and the parties are also finalising a sublicense agreement for a clinical stage program for this indication. We expect to make further announcements regarding this in early 2017.

Royal Holloway University of London and oculopharyngeal muscular dystrophy (OPMD)

A new Research and Collaboration Agreement has been signed with the Royal Holloway University of London (RHUL) and the Institut de Myologie (IM) in Paris to support the key in vivo studies with our ddRNAi based therapeutics for the treatment of OPMD. Preclinical efficacy studies with the proposed clinical candidates are ongoing and we anticipate having data to report in the first half of 2017.

Annual Biotech Showcase™ conference in San Francisco, USA

Dr Cliff Holloway, Chief Business and Operations Officer, will present at the 9th Annual Biotech Showcase™ conference in San Francisco, CA, during the JP Morgan Healthcare Conference. The presentation will take place on 9 January, 2017 at 3pm at the Hilton Union Square in Room 2 (Ballroom Level).

ARVO-Asia 2017 in Brisbane, Australia

Dr David Suhy, Chief Scientific Officer, will be making an oral presentation titled “Towards a DNA-Directed RNA Interference (ddRNAi) Therapy for Treatment of Choroidal Neovascularization” at ARVO-Asia 2017 being held in Brisbane, Australia from 5-8 February, 2017.

APASL Annual Meeting in Shanghai, China

David Suhy, Chief Scientific Officer will be presenting an abstract titled “Combinations of a DNA-Directed RNA Interference Agent With Standard of Care Drugs Results in Superior Suppression of Hepatitis B Virus (HBV) in a Chimeric Mouse Model” at the 26th Conference of the APASL Annual Meeting being held in Shanghai, China from 15-19 February, 2017.

OPMD Clinical Advisory Board and Ocular Clinical Advisory Board

We are pleased to announce key additions to both our OPMD Clinical Advisory Board and our Ocular Clinical Advisory Board. Our Clinical Advisory Boards serve as a strategic resource supporting the continued development of our therapeutics.

o	Bernard Brais, MDCM, MPhil, PhD, FRCP©, has joined our OPMD Clinical Advisory Board. Dr Brais in an internationally-renowned key opinion leader, a leading neurologist and Professor of Neurology and Human Genetics at McGill University, Director of the CHUM Ataxia Centre in Montreal, and Co-Director of the Rare Neurological Diseases Group of the Montreal Neurological Institute, one of the leading institutions in this disease area.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

o	Peter K Kaiser, MD has joined our Ocular Clinical Advisory Board. Dr Kaiser is an internationally recognized vitreoretinal specialist and a leader in ophthalmic pharmaceutical development. He is a staff member of the vitreoretinal faculty of the Cole Eye Institute in the Department of Ophthalmology at Cleveland Clinic and Founding Director of the Digital Optical Coherence Tomography Reading Center (DOCTR) at the Cole Eye Institute.

Sustained suppression of HBV in an in vivo model

Earlier this week we released data showing that single administration of either BB-101, BB-102, and BB-103, DNA-directed RNA interference (ddRNAi) agents targeting HBV, demonstrated a robust and sustained suppression of HBV in an in vivo model when paired with current standard of care agents used to treat the disease. Having this magnitude of impact on the viral burden in this model of HBV infection gives us a high degree of confidence to further progress our lead candidate towards the clinic.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com